Ropes & Gray LLP

September 22, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: Mr. Christian Sandoe

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant: WisdomTree Trust (the “Trust”)
File Nos.: 333-132380 and 811-21864

        WisdomTree DEFA Hedged Fund

        WisdomTree Emerging Markets Hedged Fund

Dear Mr. Sandoe:

This letter responds to comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on September 8, 2008 regarding the Trust’s registration statement on Form N-1A, which was filed with the Commission on July 22, 2008 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement.

1.	Comment. Please discuss whether WisdomTree takes the position that an index that includes forward currency contracts is consistent with WisdomTree’s current exemptive order.

Response. The description of the WisdomTree DEFA Hedged Index in the initial Registration Statement was not accurate and has been corrected and revised as indicated below. The Index only includes equity securities and complies with WisdomTree’s current exemptive order. The relevant portions of the Index description are set forth below:

“The WisdomTree DEFA Hedged Index seeks to measure the performance of dividend-paying companies in these markets attributable solely to stock prices. The Index seeks to eliminate from Index performance the portion of returns attributable to changes in the value of non-U.S. currencies against the U.S. Dollar. For U.S. investors, international equity investments include two components of return. The first is the return attributable to stock prices in the non-U.S. market or markets in which an investment is made. The second is the return attributable to the value of non-U.S. currencies in these markets relative to the U.S. dollar. The WisdomTree DEFA Hedged Index seeks to remove from stock price performance the impact of changes to the value of these non-U.S. currencies relative to the U.S. dollar. The impact of currency fluctuations is removed from the Index by deducting from Index stock price returns an estimate of the returns attributable to changes in the value of non-U.S. currencies relative to the U.S. dollar. This amount is calculated based on the total exposure of the Index to each non-U.S. market and currency.”

2.	Comment. Please discuss why basic materials risk is a primary investment risk of investing in the WisdomTree Currency Hedged Emerging Markets Fund.

Response. The operation of the rules-based methodology governing the WisdomTree Indexes results in exposure to various sectors. In this case, the methodology results in the Fund’s underlying Index being more heavily exposed to the basic materials sector of the economy. It has been WisdomTree’s practice to disclose general risks applicable to all Funds in a prospectus in the section entitled “Principal Risk Factors Common to All Funds” and to disclose specific risks unique to a Fund within the section entitled “Primary Investment Risks” for each Fund. In this case, since the WisdomTree Emerging Markets Hedged Index, and therefore the Fund, are more heavily exposed to basic materials risk, a description of such risk is included in the Registration Statement’s prospectus under the section entitled “Primary Investment Risks.” For similar reasons, paragraphs describing “Telecommunications Risk,” “Geographic Concentration Risk” and “Mid-Capitalization Risk” have also been added.

3.	Comment. Please discuss why an Index Fund that is managed by an Adviser and tracks the performance of an underlying index requires a Sub-Adviser.

Response. It is a common practice in the mutual fund industry and the ETF industry to have an adviser and a sub-adviser for index funds. For example, Vanguard hires sub-advisers to manage its index funds. In the Trust’s case, the sub-adviser is responsible for the day-to-day portfolio management necessary to run the Fund, while WisdomTree Asset Management oversees the activities of the sub-adviser and is responsible for general oversight of the Fund.

4.	Comment. Please confirm that there are no “cut-off” times on redemptions in the registration statement.

Response. There are no “cut-off” times on purchase and redemption orders in the registration statement, except that all purchase and redemption orders must be placed by the NAV calculation time.

5.	Comment. Please provide biographies for each Portfolio Manager.

Response. The Funds have two Portfolio Managers. The Portfolio Manager biographies are set forth below as well as in the revised Registration Statement:

Denise Krisko is a Managing Director, Co-Head of the Equity Index Management and Head of East Coast Equity Index Strategies for Mellon Capital. She was also a Managing Director of The Bank of New York and Head of Equity Index Strategies for BNY Investment Advisors since August of 2005. Prior to joining The Bank of New York, from 2000 to 2004, Ms. Krisko held various senior investment positions with Deutsche Asset Management, a division of Deutsche Bank, and Northern Trust, including quantitative strategies director, senior portfolio manager and trader. Ms. Krisko has over 15 years of investment experience.

Steven Wetter is a Vice President, Senior Portfolio Manager of Equity Index Strategies. He obtained his M.B.A. from New York University, Stern School of Business. Prior to joining The Bank of New York, he worked as a portfolio manager and trader at Bankers Trust and continued in that role as the division was sold to Deutsche Bank in 1999 and then to Northern Trust in 2003. Mr. Wetter has 20 years of investment experience.

6.	Comment. Please discuss whether any Portfolio Manager manages portfolios, including the WisdomTree portfolios, in an individual capacity outside of their involvement on the Index Fund Management team.

Response. The Portfolio Managers do not manage any portfolios, including the WisdomTree portfolios, in an individual capacity outside of their involvement on the Index Fund Management team. This disclosure is also set forth in the revised Registration Statement.

In connection with the above-referenced filing, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 212-596-9149 or my colleague Robert J. Borzone, Jr. at 212-596-9017.

Very truly yours,

/s/ Jennifer Juste

cc:	Richard Morris

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